Exhibit 99.1

news release

Encana reports solid second quarter cash flow and operating earnings

For immediate release

Calgary, Alberta (July 25, 2012) TSX, NYSE: ECA

Encana Corporation reported cash flow of $794 million or $1.08 per share and $198 million in operating earnings or $0.27 per share for the second quarter 2012. Year-to-date the company generated cash flow of approximately $1.8 billion or $2.47 per share and operating earnings of $438 million or $0.59 per share.

The company’s commodity price hedging program contributed to a realized natural gas price of $4.79 per thousand cubic feet (Mcf) during the quarter, keeping Encana’s cash flow on track with the company’s Guidance for the year. Downward pressure continued on natural gas prices in the quarter which averaged $2.22 per million British thermal units (MMBtu) NYMEX, down over $2.00 from the same period in 2011.

“We will continue to advance our strategic shift towards achieving a diversified portfolio of production and a more balanced stream of future cash flows by accelerating our development of oil and liquids rich natural gas plays and creating value by investing in our highest return projects,” says Randy Eresman, Encana President & CEO. “We are taking a low risk approach to increasing our production of oil and liquids as we focus on the extraction of more natural gas liquids from existing streams using third party facilities and accelerating the development of new plays targeting light oil.”

During the quarter Encana increased its 2012 Guidance for total liquids production by seven percent to 30,000 barrels per day (bbls/d) and announced it is planning to invest an additional $600 million during the second half of the year to take advantage of positive initial results achieved in a number of light oil and liquids rich natural gas plays. With the increased investment, Encana projects average daily liquids production in 2013 to range from 60,000 bbls/d to 70,000 bbls/d, about 40 percent of which is expected to be comprised of light oil and field condensate.

“The increased 2012 investment and our initial projections for 2013 capital in the range of $4.0 billion to $5.0 billion are a reflection of the tremendous operational success we’ve had on our oil and liquids rich plays and the confidence we have in our ability to execute divestitures and joint ventures,” adds Eresman. “We will be disciplined in our approach and only spend the projected 2013 capital when we have secured proceeds through cash flow or completed divestitures and joint ventures. It remains a priority for us to maintain balance sheet strength and investment grade credit-ratings.”

Encana opened data rooms during the quarter for three investment opportunities with respect to its Alberta Duvernay asset, a group of U.S. liquids rich plays and an approximately ten percent interest in the Cutbank Ridge Partnership. Technical presentations on these assets are underway and there has been strong interest from potential partners.

Other activity in the quarter included:

•

Oil and natural gas liquids (NGL) production volumes averaged about 28,000 bbls/d for the quarter, increasing nearly 4,000 bbls/d from the same period of 2011. The growth in liquids production volumes was primarily due to increased royalty interest volumes received and a successful drilling program in the Peace River Arch. The company estimates that NGL volumes would have been an additional 5,000 bbls/d higher during the quarter; however, the deep cut portion of the third party owned Musreau facility was down during the period.

•

Second quarter natural gas production volumes were 2.8 billion cubic feet per day (Bcf/d). Volumes were approximately 500 MMcf/d lower due to voluntary capacity reductions, divestitures and natural declines. These declines were partially offset in the Canadian Division by successful drilling programs in Bighorn and the Peace River Arch and in the USA Division by a successful drilling program in the Piceance Basin.

•

Second quarter net earnings were a loss of $1.5 billion. Under U.S. GAAP full cost accounting, the carrying amount of Encana’s natural gas and oil properties is subject to a ceiling test on a quarterly basis. As a result Encana recorded a $1.7 billion after-tax impairment charge against net earnings in the quarter resulting primarily from the decline in 12-month average trailing natural gas prices. The impairment charge is non-cash in nature,

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does not affect cash flow or operating earnings and is not reflective of the fair value of the assets. Given the current pricing environment, the company expects that further declines in 12-month average trailing natural gas prices will likely result in the recognition of future ceiling test impairments.

Quarterly dividend of 20 cents per share declared

Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on September 28, 2012 to common shareholders as of September 14, 2012.

Second Quarter Highlights

Financial Summary

(for the period ended June 30) ($ millions, except per share amounts)	Q2 2012	Q2 2011
Cash flow[1]	794	1,089
Per share diluted	1.08	1.48
Operating earnings[1]	198	352
Per share diluted	0.27	0.48
Earnings Reconciliation Summary
Net earnings (loss)	(1,482)	383
After tax (addition) deduction:
Unrealized hedging gain (loss)	(547)	18
Impairments	(1,695)	—
Non-operating foreign exchange gain (loss)	(90)	44
Estimated annual effective tax rate adjustments	652	(31)

Operating earnings[1]	198	352
Per share diluted	0.27	0.48

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 3.

Production Summary
(for the period ended June 30) (After royalties)	Q2 2012	Q2 2011	% Δ
Natural gas (MMcf/d)	2,802	3,309	-15
Liquids (Mbbls/d)	28	24	+17

Second Quarter Natural Gas and Liquids Prices
	Q2 2012	Q2 2011
Natural gas
NYMEX ($/MMBtu)	2.22	4.31
Encana realized gas price[1] ($/Mcf)	4.79	5.09
Oil and NGLs ($/bbl)
WTI	93.35	102.34
Encana realized liquids price[1]	80.32	92.66

1	Realized prices include the impact of financial hedging.

Encana will host a conference call today Wednesday, July 25, 2012 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on July 25 until midnight August 1, 2012 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 79738157. A live audio webcast of the conference call will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

Media are invited to participate in the call in a listen only mode.

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The unaudited interim Consolidated Financial Statements for the period ended June 30, 2012 are available at www.encana.com and will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•

Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS–In the interests of providing Encana Corporation (“Encana” or the “Company”) shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving a diversified portfolio of production and more balanced cash flow generation by accelerating development of oil and liquids rich natural gas plays and investing in higher return projects; plan to invest additional $600 million in 2012; expected liquids production by year end 2012 and projected average daily liquids production in 2013; projected 2013 capital investment; expectation to attract investments on Alberta Duvernay, U.S. liquids rich plays and an approximately ten percent interest in the Cutbank Ridge Partnership; expected divestiture proceeds for 2012 and 2013; and ability to maintain strong balance sheet and investment grade credit ratings.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to

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acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon, among other things, achieving average production for 2012 of 3.0 Bcf/d of natural gas and 30,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon achieving average production for 2013 of between 2.9 Bcf/d and 3.1 Bcf/d of natural gas and 60,000 bbls/d to 70,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.50 per Mcf and WTI of $90 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:

Ryder McRitchie	Jay Averill
Vice-President, Investor Relations	Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation

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